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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                DTM CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               TIGER DEALS, INC.

                             3D SYSTEMS CORPORATION
                                   (OFFERORS)

                   COMMON STOCK, $0.0002 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  23333 L 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                    COPY TO:

               E. JAMES SELZER                                JULIE M. KAUFER
         CHIEF FINANCIAL OFFICER AND             AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.
          VICE PRESIDENT OF FINANCE                       2029 CENTURY PARK EAST
           3D SYSTEMS CORPORATION                               SUITE 2200
              26081 AVENUE HALL                        LOS ANGELES, CALIFORNIA 90067
         VALENCIA, CALIFORNIA 91355                           (310) 229-1000
               (661) 295-5600

     (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------------------
                 $44,744,188                                      $8,949
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

 * Estimated for purposes of calculating the filing fee only. Calculated as the sum of (a) $41,301,736, the product of $5.80, the per share tender offer price for all the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation (the "Common Shares"), multiplied by 7,120,989, the currently outstanding common shares sought in the Offer, and (b) $3,442,452 the cost to purchase the common shares issuable pursuant to outstanding stock options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Tiger Deals, Inc. for such number of Common Shares.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid _____________________  Filing Party ____________________
   Form or Registration No. ___________________  Date Filed ______________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Tender Offer Statement on Schedule TO is filed by Tiger Deals, Inc., or "Offeror," a Delaware corporation and an indirect wholly owned subsidiary of 3D Systems Corporation, or "Parent", a Delaware corporation. This Schedule TO relates to the offer by Offeror to purchase all the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation, a Texas corporation, the "Company," at a purchase price of $5.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the "Offer to Purchase," dated April 30, 2001, a copy of which is attached to this statement as Exhibit (a)(1)(i), and in the related "Letter of Transmittal," a copy of which is attached to this statement as Exhibit (a)(1)(ii). We call this Schedule TO, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the "Offer." Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is DTM Corporation, a Texas corporation. The address of its principal executive offices is 1611 Headway Circle, Building 2, Austin, Texas 78754, and its telephone number at such address is (512) 339-2922.

     (b) The information set forth in the section entitled "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)-(c) The information set forth in Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

     The names of the filing persons are 3D Systems Corporation, a Delaware corporation, and its indirect wholly owned subsidiary Tiger Deals, Inc., a Delaware corporation. Their principal executive offices are located at 26081 Avenue Hall, Valencia, California 91355, and their telephone number at such address is (661) 295-5600.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in sections entitled "Summary Term Sheet" and "Introduction," and Sections 1-5, 9, 10 and 12-15 of the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)-(b) The information set forth in section entitled "Introduction" and in Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c) The information set forth in Sections 12 and 13 of the Offer to Purchase is incorporated herein by reference.

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

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the section entitled "Introduction" and in Sections 9, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the Section entitled "Introduction" and in
Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a)(1) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (a)(2) Parent's most recent quarterly financial information filed with the SEC is on Parent's Form 10-K for the year ended December 31, 2000, filed with the SEC on March 16, 2001. The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (a)(3) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (a)(4) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (b) Pro forma financial information has not been included in this Schedule TO because the holders of the Company's common shares who do not tender their shares in the Offer will receive the same cash consideration in the subsequent merger of Offeror with and into the Company.

ITEM 11. ADDITIONAL INFORMATION.

     (a)-(b) The information set forth in Sections 7, 13, and 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                             DESCRIPTION
  -------                             -----------
(a)(1)(i)     Offer to Purchase, dated April 30, 2001.
(a)(1)(ii)    Letter of Transmittal for Common Stock.
(a)(1)(iii)   Notice of Guaranteed Delivery for Common Stock.
(a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(1)(v)     Letter to Clients from Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.
(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(1)(vii)   Text of Joint Press Release issued by the Company and Parent on April 3, 2001 (incorporated by reference to Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).
(a)(1)(viii)  Summary advertisement published in The Wall Street Journal on April 30, 2001.
(a)(2)        Not applicable.
(a)(3)        Not applicable.
(a)(4)        Not applicable.
(a)(5)        Not applicable.
(b)           Commitment Letter, dated as of April 24, 2001, by and
              between U.S. Bank National Association and Parent.
(d)(1)        Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO filed
              April 3, 2001).
(d)(2)        Form of Tender and Voting Agreement, dated as of April 2,
              2001, by and among Parent, Offeror and certain stockholders of the Company (incorporated by reference to Exhibit 99.3 to
              Parent's Schedule TO filed April 3, 2001).
(d)(3)        Confidentiality Agreement, dated as of March 17, 2001, by
              and between Parent and the Company.
(d)(4)        Exclusivity Agreement, dated as of March 17, 2001, by and
              between Parent and the Company.
(g)           None.
(h)           None.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2001                     TIGER DEALS, INC.

                                          BY:       /s/ BRIAN SERVICE
                                            ------------------------------------
                                              Name: Brian Service
                                              Title:  Chief Executive Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2001                     3D SYSTEMS CORPORATION

                                          BY:       /s/ BRIAN SERVICE
                                            ------------------------------------
                                              Name: Brian Service
                                              Title:  Chief Executive Officer

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                             DESCRIPTION
------------                          -----------
(a)(1)(i)     Offer to Purchase, dated April 30, 2001.
(a)(1)(ii)    Letter of Transmittal for Common Stock.
(a)(1)(iii)   Notice of Guaranteed Delivery for Common Stock.
(a)(1)(iv)    Letter from to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(1)(v)     Letter to Clients from Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.
(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(1)(vii)   Text of Joint Press Release issued by the Company and Parent on April 3, 2001 (incorporated by reference to Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001.
(a)(1)(viii)  Summary advertisement published in The Wall Street Journal on April 30, 2001.
(a)(2)        Not applicable.
(a)(3)        Not applicable.
(a)(4)        Not applicable.
(a)(5)        Not applicable.
(b)           Commitment Letter, dated as of April 24, 2001, by and
              between U.S. Bank National Association and Parent.
(d)(1)        Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.1 to Parent's Schedule TO filed
              April 3, 2001).
(d)(2)        Form of Tender and Voting Agreement, dated as of April 2,
              2001, by and among Parent, Offeror and certain stockholders of the Company (incorporated by reference to Exhibit 99.2 to
              Parent's Schedule TO filed April 3, 2001).
(d)(3)        Confidentiality Agreement, dated as of March 17, 2001, by
              and between Parent and the Company.
(d)(4)        Exclusivity Agreement, dated as of March 17, 2001, by and
              between Parent and the Company.
(g)           None.
(h)           None.

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